SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Otonomy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68906L105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP NO. 68906L105	13 G	Page 2 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 68906L105	13 G	Page 3 of 4

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Sofinnova Investments, Inc. Sofinnova Investments, Inc. is referred to herein as the “Reporting Person.” Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 4.	OWNERSHIP The following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1 is provided as of December 31, 2021:

(a)            Amount beneficially owned:

See Row 9 of cover page for the Reporting Person.

(b)           Percent of Class:

See Row 11 of cover page for the Reporting Person.

(c)           Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)           Shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)          Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP NO. 68906L105	13 G	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Sofinnova Investments, Inc.	/s/ Jim Brody
Jim Brody, Chief Compliance Officer